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                                                                   Exhibit 16.1



January 12, 2001


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Network Computing Devices, Inc. (the Company), and under date of February 10, 2000 except as to note 11 which is as of March 30, 2000, we reported on the consolidated financial statements of Network Computing Devices, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999.

On January 8, 2001, our appointment as principal accountants was terminated. We have read Network Computing Devices, Inc.'s statements included under item 4(a) of its Form 8-K, dated January 12, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the change was approved by the Board of Directors.

Very truly yours,

/s/ KPMG LLP